SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
                  (PURSUANT TO SECTION 13(e)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934)

                       AUDIOVOX CORPORATION
                        (Name of Issuer)

                      AUDIOVOX CORPORATION
              (Name of Person(s) Filing Statement)



       6 1/4% Convertible Subordinated Debentures due 2001
                 (Title of Class of Securities)


                           050757-AB-9

              (CUSIP Number of Class of Securities)

                        C. Michael Stoehr
                      AUDIOVOX CORPORATION
                        150 Marcus Blvd.
                      Hauppauge, NY  11788
                         (516) 231-7751

  (Name, Address and Telephone Number of a Person Authorized to
   Receive Notes and Communications on Behalf of the Person(s)
                        Filing Statement)

                           Copies to:
     Stuart H. Gelfond, Esq.            Robert Levy, Esq.
 Fried, Frank, Harris, Shriver &          Levy & Stopol
             Jacobson                 One Pennsylvania Plaza
        One New York Plaza             New York, NY  10119
       New York, NY  10004                (212) 279-7007
          (212) 859-8000
                        October 18, 1996
  (Date Tender Offer First Published, Sent or Given to Security
                            Holders)

                    CALCULATION OF FILING FEE
    Transaction Valuation1            Amount of Filing Fee
        $49,725,000                      $9,945

1. For purposes of calculating this filing fee in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, the market value of the 6 1/4% Convertible Subordinated Debentures due 2001 which may be exchanged pursuant to the Company's offer to exchange such Convertible Debentures for Common Stock of the Company is based upon the average of the high and low prices reported on the American Stock Exchange, Inc. as of October 16, 1996 ($765.00 per Convertible Debenture) and the maximum number of Convertible Debentures exchangeable pursuant to the Exchange Offer (65,000 Convertible Debentures).

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:               N/A
Form or Registration No.:             N/A
Filing Party:                         N/A
Date Filed:                           N/A

Item 1.  Security and Issuer.

     (a) The issuer of the securities to which this Statement relates is Audiovox Corporation, a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at 150 Marcus Blvd., Hauppauge, New York 11788.

     (b) As of the date hereof, there were $65,000,000 aggregate principal amount of the Company's 6 1/4% Convertible Subordinated Debentures due 2001 (the "Convertible Debentures") outstanding. Upon the terms and subject to the conditions set forth in the Offering Circular dated October 18, 1996 (the "Offering Circular") and the related Letter of Transmittal, copies of which are filed herewith as Exhibits 99.(a)(i) and 99.(a)(ii), respectively, the Company is offering to exchange (the "Exchange Offer") 165 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock") for each $1,000 principal amount of Convertible Debentures outstanding. The information under the headings "The Exchange Offer -- General" and "-- Terms of the Exchange Offer" in the Offering Circular is incorporated herein by reference. To the knowledge of the Company, no officer, director or affiliate of the Company beneficially owns any of the Convertible Debentures except Martin Novick, a Vice President of the Company, who owns $222,000 principal aggregate amount of the Convertible Debentures. Any such Convertible Debentures owned by Mr. Novick at the time of the Exchange Offer are eligible for exchange if properly tendered pursuant to the Exchange Offer on the same basis as all other Convertible Debentures.

     (c) The information under the heading "Description of the Convertible Debentures -- Market Price of Convertible Debentures" in the Offering Circular is incorporated herein by reference.

     (d)  Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

     (a) The Company has reserved 10,725,000 shares of its authorized but unissued Class A Common Stock for issuance upon exchange of the Convertible Debentures pursuant to the Exchange Offer. If all of the outstanding Convertible Debentures are exchanged pursuant to the Exchange Offer, the Company will have issued 10,725,000 shares of its Class A Common Stock to Debentureholders pursuant to the Exchange Offer.

     (b)  Not applicable.

Item 3. Purpose of the Exchange Offer and Plans or Proposals of the Issuer or Affiliate.

     The information on the cover page and under the headings
"Offering Summary -- The Exchange Offer"  and "The Exchange Offer
-- General" in the Offering Circular discusses the purpose of the Exchange Offer and is incorporated herein by reference. The
Convertible Debentures are to be canceled upon consummation of the Exchange Offer.

     (a) The information on the cover page and under the headings "Offering Summary -- The Exchange Offer" and "The
Exchange Offer -- General" in the Offering Circular is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) The information under the headings "Pro Forma Financial Data" in the Offering Circular is incorporated herein by reference.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  The information under the heading "Risk Factors --
Effect of Exchange Offer on Unconverted Securities" is incorporated herein by reference.

     (i)  The Convertible Debentures are registered pursuant to
Section 12(g)(4) of the Exchange Act. Although it has no current plans or proposals to do so, if the Convertible Debentures cease to be listed on AMEX, the Company may seek to terminate the registration of the Convertible Debentures under the Exchange Act upon certification that the Convertible Debentures are held of record by fewer than 500 persons.

     (j)  Not applicable.

Item 4.  Interest in Securities of the Issuer.

     The following sets forth each transaction in the Convertible Debentures effected since (and including) August 21, 1996 by the Company, by any person referred to in Instruction C of
Schedule 13E-4 (i.e., by each executive officer and director of the Company, any person "controlling" the Company and each director and executive officer of any "controlling" person) or by any associate or subsidiary of such person, including any director or officer of any such subsidiary:

Name         Date        Aggregate       Price Per     Where
                         Principal       Convertible   and
                         Amount  of      Debenture     How
                         Convertible                   Effected
                         Debentures
Martin       9/18/96     $10,000         $695          AMEX
Novick
Martin       9/20/96     $19,000         $695          AMEX
Novick


Item 5.   Contracts, Arrangements, Understandings or
Relationships with Respect to the Issuer's Securities.

     None.


Item 6.    Persons Retained, Employed or to be Compensated.

     There have been no persons employed, retained or to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 7.    Financial Information.

     (a)(1) Audited financial statements of the Company for the two most recent fiscal years are included in the Company's 1995 Annual Report to Stockholders (which are incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 filed with the Securities and Exchange Commission, constituting pages 30 through 74, inclusive thereof and are incorporated herein by reference). A copy of pages 30 through 74, inclusive, of the Company's
Annual Report on Form 10-K is annexed hereto as Exhibit 99.(a)(vi).

     (a)(2) Unaudited balance sheets and comparative year-to-date statements of operations and cash flows and related earnings or loss per share amounts at August 31, 1996 and for the nine-month period then ended are included on pages 3 through 20, inclusive, in the Company's quarterly report on Form 10-Q for the quarter ended August 31, 1996, and are incorporated herein by reference.
A copy of pages 3 through 20, inclusive, of the Form 10-Q is annexed hereto as Exhibit 99.(a)(vii).

     (a)(3)  The information under the heading "Summary Selected
Consolidated Financial Data -- Summary Selected Historical
Financial and Operational Data" in the Offering Circular is incorporated herein by reference.

     (a)(4)  See the response to Item 7(a)(3) above.

     (b)(1)-(3) The information under the heading "Pro
Forma Financial Data" in the Offering Circular is incorporated herein by reference.

Item 8.    Additional Information.

     (a)  Not applicable.

     (b)  The Class A Common Stock issued upon exchange of
Convertible Debentures will be issued by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 3(a)(9) thereof. The Company believes that the Class A Common Stock issued by the Company to Debentureholders not deemed affiliates
(as defined under Rule 144 of the Securities Act of 1933, as amended) upon the exchange of Convertible Debentures will be freely tradable by such Debentureholders because such Convertible
Debentures have been registered pursuant to an effective registration statement under the Securities Act of 1933, as amended. Debentureholders deemed affiliates will be subject to the restrictions contained in Rule 144.

     (c)  The information under the heading "Risk Factors --
Effect of Exchange Offer on Unconverted Securities" in the
Offering Circular is incorporated herein by reference.

     (d)  Not applicable.

     (e) Additional material information is set forth in the Offering Circular and related Letter of Transmittal which are attached hereto as Exhibits 99.(a)(i) and 99.(a)(ii), respectively, and such material information is incorporated herein by reference.

Item 9.    Material to be Filed as Exhibits.


99.(a)(i)     Form of Offering Circular dated October 18, 1996.

99.(a)(ii)    Form of Letter of Transmittal along with
             guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

99.(a)(iii)   Form of Letter from the Company to Brokers,
             Dealers and Nominees.

99.(a)(iv)    Form of Letter from Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees to Clients.

99.(a)(v)     Form of Notice of Guaranteed Delivery.

99.(a)(vi)    Copies of the Report of Independent Auditors and
             Audited Financial Statements of the Company's 1995 Annual Report to Stockholders (which are incorporated by reference in the
             Company's Annual Report on Form 10-K, for the fiscal year ended November 30, 1995) constituting pages 30 through 74, inclusive.

99.(a)(vii)   Copies of unaudited balance sheets and comparative
             year-to-date statements of operations and cash flows and related earnings (loss) per share amounts constituting pages 3 through 20, inclusive, of the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996.

99.(a)(viii)  Unaudited pro forma data showing the effect of the conversion of $65,000,000 aggregate principal amount of Convertible Debentures for the Class A Common Stock for the year ended November 30, 1995 and for the nine months ended August 31, 1996, on the Company's balance sheet, statement of operations, loss per share amounts, ratio of earnings to fixed charges and book value as of its most recent fiscal year and latest interim period (which is set forth in Exhibit 99.(a)(i) above under the heading "Pro Forma Financial Data").

99.(a)(ix)    Press Release, dated October 17, 1996.

99.(a)(x)    Letter to holders of Convertible Debentures, dated
             October 18, 1996.

99.(a)(xi)   Consent of KPMG Peat Marwick LLP.

99.(b)        Not applicable.

99.(c)        None.

99.(d)        None.

99.(e)        Not applicable.

99.(f)        None.

                            SIGNATURE

     After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:  October 18, 1996



                                   AUDIOVOX CORPORATION


                                   By:
                                     Name:  John J. Shalam
                                     Title:   President and Chief
                                                  Executive
                                                  Officer

                          EXHIBIT INDEX

                                                         Sequential
Number                    Exhibit                       Page Number



99.(a)(i)     Form of Offering Circular dated October 18, 1996.

99.(a)(ii)    Form of Letter of Transmittal along with
             guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

99.(a)(iii)   Form of Letter from the Company to Brokers,
             Dealers and Nominees.

99.(a)(iv)    Form of Letter from Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees to Clients.

99.(a)(v)     Form of Notice of Guaranteed Delivery.

99.(a)(vi)    Copies of the Report of Independent Auditors and
             Audited Financial Statements of the Company's 1995 Annual Report to Stockholders (which are incorporated by reference in the
             Company's Annual Report on Form 10-K, for the fiscal year ended November 30, 1995, constituting pages 30 through 74, inclusive).

99.(a)(vii)   Copies of unaudited balance sheets and comparative
             year-to-date statements of operations and cash flows and related earnings (loss) per share amounts constituting pages 3 through 20, inclusive, of the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996.

99.(a)(viii)  Unaudited pro forma data showing the effect of the conversion of $65,000,000 aggregate principal amount of Convertible Debentures for the Class A Common Stock for the year ended November 30, 1995 and for the nine months ended August 31, 1996, on the Company's balance sheet, statement of operations, loss per share amounts, ratio of earnings to fixed charges and book value as of its most recent fiscal year and latest interim period (which is set forth in Exhibit 99.(a)(i) above under the heading "Pro Forma Financial Data").

99.(a)(ix)    Press Release, dated October 17, 1996.

99.(a)(x)    Letter to holders of Convertible Debentures, dated
             October 18, 1996.

99.(a)(xi)   Consent of KPMG Peat Marwick LLP.

99.(b)       Not applicable.

99.(c)       None.

99.(d)       None.

99.(e)       Not applicable.

99.(f)       None.